Filed Pursuant to Rule 424(b)(1)
Registration Statement No. 333-264692
PROSPECTUS
$25,000,000

Great Elm Group, Inc.
PROSPECTUS
7.25% Notes due 2027
We are a publicly traded holding company seeking to acquire assets and businesses where our people and other assets provide a competitive advantage and currently operate two business segments: investment management and durable medical equipment. Within investment management, Great Elm Capital Management, Inc. (“GECM”), our wholly-owned registered investment adviser subsidiary, is an investment adviser providing investment management services to Great Elm Capital Corp. (“GECC”), as well as private funds, and separate accounts for an institutional investor. GECM earns revenue through investment management agreements with each investment vehicle which provide for management fees, incentive fees and/or administrative fees. These fees are generally based on assets under management, investment performance and allocable expenses incurred in the administration of these investment vehicles. We launched our durable medical equipment segment in September 2018 by acquiring two durable medical equipment businesses that specialize in the distribution of respiratory care equipment, including positive air pressure equipment and supplies, ventilators and oxygen equipment, and provide sleep study services. Since then, we have grown the business organically through investments in scalability as well as inorganically through tuck-in acquisitions.
We are offering $25,000,000 in aggregate principal amount of 7.25% notes due 2027 (the “Notes”). The Notes will mature on June 30, 2027. We will pay interest on the Notes on March 31, June 30, September 30 and December 31 of each year, beginning on June 30, 2022. We may redeem the Notes, in whole or in part, at any time or from time to time on or after June 30, 2024 at our option, at the redemption price equal to 100% of the aggregate principal amount, plus any accrued and unpaid interest, as discussed under the section titled “Description of the Notes—Optional Redemption” in this prospectus. Holders of the Notes will not have the option to have the Notes repaid prior to the stated maturity date. The Notes will be issued in minimum denominations of $25 and integral multiples of $25 in excess thereof.
The Notes will be our direct unsecured obligations and rank pari passu, or equal, with any outstanding unsecured unsubordinated indebtedness and senior to any of our future indebtedness that expressly provides it is subordinated to the Notes. The Notes will be effectively subordinated to any future secured indebtedness that we may incur, which means that the Notes would be junior in right of payment to any such secured indebtedness.
We intend to list the Notes on The Nasdaq Global Market (“Nasdaq”), and we expect trading to commence on Nasdaq within 30 days of the original issue date under the trading symbol “GEGGL.” The Notes are expected to trade “flat,” which means that purchasers will not pay, and sellers will not receive, any accrued and unpaid interest on the Notes that is not included in the trading price. Currently, there is no public market for the Notes.
An investment in the Notes is subject to risks, including a heightened risk of total loss of investment. The Notes may be illiquid and difficult to value and typically do not require repayment of principal before maturity, which potentially heightens the risk that you may lose all or part of your investment.
Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus to read about factors you should consider, including the risk of leverage, before investing in the Notes.
This prospectus sets forth important information you should know before investing in the Notes. Please read it and the documents we refer you to carefully in their entirety before you invest and keep it for future reference.
Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Note	Total
Public offering price	$25.00	$25,000,000
Underwriting discount and commissions	$0.78125	$781,250
Proceeds to us, before expenses(1)	$24.21875	$24,218,750
(1)
Before deducting expenses payable by us related to this offering, estimated at approximately $638,000, or approximately $0.638 per note. See “Underwriting” on page 34 for additional information regarding underwriting compensation. The underwriters may also purchase up to an additional $3,750,000 aggregate principal amount of the Notes offered hereby to cover over-allotments, if any, within 30 days of the date of this prospectus. If the underwriters exercise this option in full, the total public offering amount would be $28,750,000, the total underwriting discount and commissions paid by us would be $898,437, and total proceeds to us, before expenses, would be $27,851,563.

Delivery of the Notes in book-entry form only through The Depository Trust Company will be made on or about June 9, 2022.
Oppenheimer & Co.	B. Riley Securities	Janney Montgomery Scott	Ladenburg Thalmann
The date of this prospectus is June 7, 2022.

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ABOUT THIS PROSPECTUS
You should read this prospectus carefully before you invest in the Notes. This prospectus and the exhibits to the registration statement to which this prospectus relates contain the terms of the Notes we are offering. It is important for you to read and consider all of the information contained in this prospectus before making your investment decision. See the section titled “Where You Can Find More Information” in this prospectus.
You should rely only on the information contained in, or incorporated by reference in, this prospectus. We and the underwriters have not authorized any other person to provide you with additional information, or with information different from that contained in this prospectus. We and the underwriters take no responsibility for, and provide no assurance as to the reliability of, any information that others may give to you. We and the underwriters are not making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the securities to which it relates. You should assume that the information appearing in this prospectus is accurate only as of the date on its front cover. Our business, financial condition, results of operations, and prospects may have changed since such date. To the extent required by law, we will amend or supplement the information contained in this prospectus. We encourage you to consult your own counsel, accountant, and other advisors for legal, tax, business, financial, and related advice regarding an investment in our securities.
Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “we,” “us,” “our,” “GEG” or the “Company” mean Great Elm Group, Inc. or, when referring to our predecessor before the Reorganization (as defined below), Great Elm Capital Group, Inc.
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PROSPECTUS SUMMARY
This summary highlights some of the information contained in this prospectus. It is not complete and may not contain all of the information that you may want to consider. You should read carefully the more detailed information set forth under “Risk Factors” in this prospectus and the other information included in this prospectus and the documents to which we have referred.
Unless otherwise noted, the information contained in this prospectus assumes that the underwriters’ over-allotment option is not exercised.
The Company
We are a publicly traded holding company seeking to acquire assets and businesses, where our people and other assets provide a competitive advantage. We currently have two business operating segments: investment management and durable medical equipment, with general corporate representing unallocated costs and activity to arrive at consolidated operations.
Within investment management, GECM, our wholly-owned registered investment adviser subsidiary, is an investment adviser providing investment management services to GECC, as well as private funds and separate accounts for an institutional investor. The combined assets under management for these entities as of March 31, 2022 was approximately $224.3 million. GECM recently completed the acquisition of Monomoy REIT (as defined herein). See “—Recent Developments—Monomoy Transaction” below.
We launched our durable medical equipment segment in September 2018 by acquiring two durable medical equipment businesses that specialize in the distribution of respiratory care equipment, including positive air pressure equipment and supplies, ventilators and oxygen equipment, and provide sleep study services. Since then, we have grown the business organically through investments in scalability as well as inorganically through tuck-in acquisitions.
GECC was established in 2016 and it elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended. As of the date of this prospectus, without giving effect to our participation in the GECC Rights Offering (as defined below), we own approximately 19.3% of GECC’s shares that we may hold to generate dividends or sell to redeploy our capital in higher yielding opportunities.
GECM earns revenue through investment management agreements with each investment vehicle which provide for management fees, incentive fees and/or administrative fees. These fees are generally based on assets under management, investment performance and allocable expenses incurred in the administration of these investment vehicles.
As of June 30, 2021, we had net operating loss (“NOL”) carryforwards for federal and state income tax purposes of approximately $952 million and $198 million, respectively. The federal NOL carryforwards generated prior to fiscal year 2018 will expire from 2022 through 2037. The federal NOL carryforwards generated in fiscal year 2018 or later may be carried forward indefinitely. The California NOL carryforwards of $185 million will expire from 2029 through 2037. The Massachusetts NOL carryforwards of $13 million will expire from 2031 to 2038.
Our Growth Strategy
Our goal is to build a diversified holding company focused on generating attractive, risk-adjusted returns on investment and long-term value creation. We intend to accomplish this principally through: (i) continuous review of acquisitions of businesses, securities and assets that generate attractive risk-adjusted returns and exhibit the potential for significant long-term value creation; (ii) expanding and further diversifying assets under management by acquiring management rights to additional permanent or long-dated capital vehicles; (iii) effective use of the skills of our team and our financial resources, including our tax assets, our willingness to create bespoke solutions and our ability to prudently assume risks; and (iv) constant evaluation of the retention and disposition of our operations and holdings.

Corporate Information
On December 29, 2020, we implemented a holding company reorganization in which we became the successor registrant to our subsidiary, Great Elm Capital Group, Inc., which subsequently changed its name to “Forest Investments, Inc.” (the “Reorganization”).
Our principal corporate offices are located at 800 South Street, Suite 230, Waltham, Massachusetts 02453, and our telephone number is (617) 375-3006. We maintain a website at www.greatelmcap.com. Information on our website is not incorporated into or a part of this prospectus.
Recent Developments
Appointment of Director
On May 24, 2022, Peter A. Reed tendered his notice of resignation from our Board of Directors (the “Board”). Mr. Reed will continue his service as our Chief Executive Officer and has indicated to us that his resignation is not the result of any dispute or disagreement with us.
On May 25, 2022, the Board appointed David Matter as a director to fill the vacancy on the Board resulting from Mr. Reed’s resignation. Mr. Matter will receive the standard compensation provided to our non-employee directors, as described in our proxy statement for the 2021 Annual Stockholders’ Meeting. We have entered into our standard form of indemnification agreement with Mr. Matter.
Monomoy Transaction
On May 4, 2022, GECM entered into an asset purchase agreement (the “Purchase Agreement”) with Imperial Capital Asset Management, LLC (“ICAM”) to acquire the investment management agreement and certain other assets related thereto for Monomoy Properties REIT, LLC (“Monomoy REIT”), a Maryland real estate investment trust. Monomoy REIT focuses on acquiring, owning and managing primarily industrial properties to lease to single investment grade tenants in the United States. Formed in 2014, Monomoy REIT is a private real estate investment trust founded by ICAM, with a 108 property portfolio of diversified net leased industrial assets representing approximately $348 million of real estate at fair value as of March 31, 2022. The transaction closed contemporaneously with signing the Purchase Agreement.
The upfront purchase price of $10.0 million was financed through (1) $2.5 million in newly issued shares of our common stock, par value $0.001 (“GEG Common Stock”), which equals 1,369,984 shares issued at $1.81 per share, which is the 30-calendar day volume-weighted average of the closing sales price per share of GEG Common Stock ending on April 14, 2022, (2) $1.25 million of shares of common stock, par value $0.01 per share, of Great Elm Capital Corp. (“GECC Common Stock”), which were owned by us, valued at $12.50 per share, and (3) a promissory note (the “Promissory Note”) issued by GECM in an aggregate principal amount of approximately $6.3 million, which bears interest at 6.5% per annum. The Promissory Note is due August 4, 2023, but may be extended by GECM for an additional nine months, subject to certain conditions. The Promissory Note may be prepaid at any time, in whole or in part, at GECM’s option with cash, shares of GECC Common Stock held by us or newly issued shares of GEG Common Stock.
In addition to the consideration paid at closing, we agreed to pay up to $2.0 million if certain performance targets are met during the first two years following closing (the “Earnout”), payable at our option with either cash or newly issued GEG Common Stock. Notwithstanding the ability to settle the Promissory Note and pay the Earnout using GEG Common Stock, no additional shares of GEG Common Stock may be issued without shareholder approval. Any shares of GEG Common Stock issued under the Purchase Agreement will receive customary registration rights.
In connection with the transaction, we committed to investing $15.0 million into Monomoy REIT, and intend on investing an additional $15.0 million in Monomoy REIT over the next 12 months, although we are not contractually obligated to do so.
Jason W. Reese, the Executive Chairman of our Board of Directors, is the Co-Founder, Chairman and Chief Executive Officer of ICAM, and Mr. Reese and Long Ball Partners LLC, which is managed by ICAM, beneficially own, in aggregate, approximately 16.1% of GEG Common Stock. The transaction was approved under our related party transaction policy and unanimously approved by the disinterested directors of the Board.

Incentive Fee Waiver
Effective March 31, 2022, the Board and GECM approved the waiver of all accrued and unpaid incentive fees through March 31, 2022 owed by GECC to GECM pursuant to the Investment Management Agreement, dated September 27, 2016, between GECM, as investment manager, and GECC (the “Investment Management Agreement”).
GECC intends to present a proposal to its stockholders at its next annual meeting to approve the amendment of the Investment Management Agreement in order to reset the capital gain incentive fee and mandatory deferral periods in Sections 4.4 and 4.5, respectively, of the Investment Management Agreement. GECM’s waiver of the incentive fee is not contingent on such proposal being approved.
GECC Rights Offering
On May 17, 2022, GECC launched a non-transferable rights offering to purchase shares of its common stock (the “Rights Offering”). GECC stockholders who fully exercise all rights issued to them in the Rights Offering are entitled to subscribe for additional shares that were not subscribed for by other GECC stockholders. As of the date of this prospectus, we have subscribed for 1,000,000 shares of common stock in the Rights Offering. There can be no assurance as to the actual size of the Rights Offering.

SUMMARY SELECTED FINANCIAL DATA
The summary selected financial data set forth below for the fiscal years ended June 30, 2021 and 2020 and the balance sheet data as of June 30, 2021 and 2020 have been recast, as compared to how they were initially presented in our Annual Report on Form 10-K for the year ended June 30, 2021, for the impact of our full retrospective adoption, on July 1, 2021, of the Financial Accounting Standards Board’s Accounting Standards Update No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. Also set forth below is the summary selected financial data for the nine months ended March 31, 2022 and 2021 and the consolidated balance sheet data as of March 31, 2022 derived from our unaudited consolidated financial statements incorporated in this prospectus by reference to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022.
This financial data set forth below should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto contained in such Annual Report on Form 10-K for the year ended June 30, 2021 (as recast in our Current Report on Form 8-K filed on May 5, 2022) and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022.
The following table sets forth selected consolidated statements of operations for the following periods:
Selected Consolidated Statements of Operations Data:	For the years ended June 30,		For the nine months ended March 31,
(in thousands except per share data)	2021	2020	2022	2021
Total revenues	$60,853	$58,994	$49,909	$44,531
Total operating costs and expenses	(64,590)	(61,165)	(52,712)	(48,697)
Operating loss from continuing operations	(3,737)	(2,171)	(2,803)	(4,166)
Loss from continuing operations	(8,519)	(13,124)	(10,188)	(7,440)
Discontinued operations:
Income from discontinued operations, net of tax	386	219	—	211
Gain on sale of discontinued operations	263	—	—	—
Total income from discontinued operations	649	219	—	211
Net loss	$(7,870)	$(12,905)	$(10,188)	$(7,229)
Basic and diluted income (loss) per share
Continuing operations	$(0.31)	$(0.51)	$(0.38)	$(0.25)
Discontinued operations	0.03	0.01	—	0.00
Net loss per share	$(0.28)	$(0.50)	$(0.38)	$(0.25)
Shares used in computing basic and diluted income (loss) per share:	25,722	25,418	26,963	25,669
The following table sets forth selected consolidated balance sheets as of the following periods:
Selected Consolidated Balance Sheet Data:	As of June 30,		As of March 31,
(in thousands)	2021	2020	2022	2021
Cash and cash equivalents	$24,382	$40,500	$22,746	$24,302
Investments	24,044	8,705	19,160	18,835
Investments in consolidated funds	26,490	—	11,340	25,625
Goodwill	50,536	50,010	52,463	50,658
Total assets	161,869	195,445	137,465	215,257
Related party note payable	—	27,903	—	—
Equipment financing debt	2,041	2,230	2,711	2,238
Convertible notes	33,333	29,393	34,278	32,487
Redeemable preferred stock of subsidiaries	35,529	—	35,694	35,474
Total liabilities	106,445	138,807	90,485	159,634
Contingently redeemable non-controlling interest	2,639	3,890	2,262	2,055
Stockholders’ equity	52,785	52,748	44,718	53,568

THE OFFERING
This section outlines the specific legal and financial terms of the Notes. You should read this section together with the more general description of the Notes under the heading “Description of the Notes” before investing in the Notes. Capitalized terms used in this prospectus and not otherwise defined shall have the meanings ascribed to them in the indenture governing the Notes.
Issuer
Great Elm Group, Inc.
Title of the Securities
7.25% Notes due 2027
Initial Aggregate Principal Amount Offered
$25,000,000
Over-Allotment Option
The underwriters may also purchase from us up to an additional $3,750,000 aggregate principal amount of Notes within 30 days of the date of this prospectus solely to cover over allotments, if any.
Principal Payable at Maturity
100% of the aggregate principal amount; the principal amount of each Note will be payable on its stated maturity date at the office of the Trustee for the Notes or at such other office in New York, New York as we may designate.
Type of Note
Fixed-rate note
Listing
We intend to list the Notes on Nasdaq within 30 days of the original issue date under the symbol “GEGGL.”
Interest Rate
7.25% per year
Day Count Basis
360-day year of twelve 30-day months
Original Issue Date
June 9, 2022
Stated Maturity Date
June 30, 2027
Date Interest Starts Accruing
June 9, 2022
Interest Payment Dates
Each March 31, June 30, September 30, and December 31, beginning June 30, 2022. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.
Interest Periods
The initial interest period will be the period from and including June 9, 2022, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.
Regular Record Dates for Interest
Each March 15, June 15, September 15 and December 15 beginning June 15, 2022.
Specified Currency
United States Dollars
Place of Payment
New York, New York and/or such other places that may be specified in the indenture or a notice to holders.

Ranking of Notes
The Notes will be our direct unsecured obligations and will rank:
• pari passu, or equal, with any future outstanding unsecured unsubordinated indebtedness, including the $35.2 million aggregate principal amount of 5.0% Convertible Senior PIK Notes due 2030 (the “Convertible Notes”);
• senior to any of our indebtedness that expressly provides it is subordinated to the Notes;
• effectively subordinated to any future secured indebtedness; and
• structurally subordinated to a revolving line of credit with Pacific Mercantile Bank (the “DME Revolver”), the Promissory Note and any future indebtedness and other obligations of any of our current and future subsidiaries.
Effective subordination means that in any liquidation, dissolution, bankruptcy, or other similar proceeding, the holders of any of our existing or future secured indebtedness may assert rights against the assets pledged to secure that indebtedness in order to receive full payment of their indebtedness before the assets may be used to pay other creditors.
The indenture does not contain any provisions that give you protection in the event we are acquired by another entity.
Denominations
We will issue the Notes in denominations of $25 and integral multiples of $25 in excess thereof.
Business Day
Each Monday, Tuesday, Wednesday, Thursday, and Friday that is not a day on which banking institutions in New York City are authorized or required by law or executive order to close.
Optional Redemption
The Notes may be redeemed in whole or in part at any time or from time to time at our option on or after June 30, 2024 upon not less than 15 days’ nor more than 60 days’ written notice prior to the date fixed for redemption thereof, at a redemption price equal to 100% of the outstanding principal amount thereof plus accrued and unpaid interest payments otherwise payable for the then-current quarterly interest period accrued to, but excluding, the date fixed for redemption.
You may be prevented from exchanging or transferring the Notes when they are subject to redemption. In case any Notes are to be redeemed in part only, the redemption notice will provide that, upon surrender of such Note, you will receive, without a charge, a new Note or Notes of authorized denominations representing the principal amount of your remaining unredeemed Notes.
If we redeem only some of the Notes, the Trustee or, with respect to global securities, The Depositary Trust Company (“DTC”) will determine the method for selection of the particular Notes to be redeemed, in accordance with the indenture governing the Notes, and in accordance with the rules of any national securities exchange or quotation system on which the Notes are listed, in such case, to the extent applicable. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the Notes called for redemption.
Sinking Fund
The Notes will not be subject to any sinking fund.
A sinking fund is a fund established by us by periodically setting aside money for the gradual repayment of a debt. No amounts will be set aside for the express purpose of repayment of principal and any unpaid interest on the Notes, and repayment of the Notes will depend upon our financial condition as of the maturity date of the Notes.
Repayment at Option of Holders
Holders will not have the option to have the Notes repaid prior to the stated maturity date.
Defeasance
If there is a change in U.S. tax law or we obtain a U.S. Internal Revenue Service, or IRS, ruling described herein, the Notes will be subject to “defeasance” by us.
“Defeasance” means that, by depositing with a trustee an amount of cash and/or government securities sufficient to pay all principal and interest, if any, on the Notes when due and satisfying any additional conditions required under the indenture relating to the Notes, we will be deemed to have been discharged from our obligations under the indenture relating to the Notes. We are under no obligation to exercise any rights of defeasance.
Covenant Defeasance
The Notes are subject to covenant defeasance by us.
In the event of a “covenant defeasance,” upon depositing such funds and satisfying conditions similar to those for defeasance, we would be released from certain covenants under the indenture relating to the Notes. The consequences to the holders of the Notes would be that, while they would no longer benefit from certain covenants under the indenture, and while the Notes could not be accelerated for any reason, the holders of Notes nonetheless would be guaranteed to receive the principal and interest owed to them. We are under no obligation to exercise any rights of covenant defeasance.

Form of Notes
The Notes will be represented by global securities that will be deposited and registered in the name of DTC or its nominee. This means that, except in limited circumstances, you will not receive certificates for the Notes. Beneficial interests in the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the Notes through either DTC, if they are a participant, or indirectly through organizations that are participants in DTC. See “Description of the Notes—Book−Entry Procedures.”
Trustee, Paying Agent and Security Registrar
American Stock Transfer & Trust Company, LLC
Certain Covenants
In addition to standard covenants relating to payment of principal and interest, maintaining an office where payments may be made or the Notes may be surrendered for payment and related matters, the following covenants shall apply to the Notes:
• If, at any time, we are not subject to the reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, to file any periodic reports with the SEC, we agree to furnish to holders of the Notes and the Trustee, for the period of time during which the Notes are outstanding, our audited annual consolidated financial statements, within 90 days of our fiscal year end, and unaudited interim consolidated financial statements, within 45 days of our fiscal quarter end (other than our fourth fiscal quarter). All such financial statements will be prepared, in all material respects, in accordance with accounting principles generally accepted in the United States.
• We agree that, while the Notes are outstanding, we will not incur additional indebtedness (other than Permitted Indebtedness), that would cause our Net Consolidated Debt to Equity Ratio, after such incurrence and pro forma for any equity issued in connection with such incurrence to be greater than 2 to 1. “Net Consolidated Debt to Equity Ratio” means the ratio of Net Consolidated Debt to total shareholders’ equity, in each case as shown on our consolidated balance sheet as of the last day of the most recent fiscal quarter. “Net Consolidated Debt” means, without duplication, (a) the aggregate principal amount of outstanding indebtedness for borrowed money of us and our subsidiaries (excluding Forest Investments, Inc. and its subsidiaries), plus (b) Capital Lease Obligations we and/or our subsidiaries (excluding Forest Investments, Inc. and its subsidiaries) may have outstanding, minus (c) the aggregate amount of cash and cash equivalents of us and our subsidiaries (excluding cash proceeds of any proposed incurrence of indebtedness). “Net Consolidated Debt” shall not include (1) any indebtedness owing to us by any subsidiary or any indebtedness owing to any subsidiary by us or another subsidiary, (2) indemnification or guaranty obligations arising in the ordinary course of business, (3) indemnification obligations, deferred purchase price, earnouts or similar obligations under contracts for purchase and sale and (4) any indebtedness that is contractually or structurally subordinated in right of payment to the Notes (clauses (1) to (4), collectively, “Permitted Indebtedness”). “Capital Lease Obligations” means the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP. The obligations of us or any subsidiaries we may acquire or establish in the future, or of a future special purpose or other entity not consolidated with us will not be Capital Lease Obligations if they (x) initially were not included on our consolidated balance sheet as capital lease obligations and were subsequently characterized as capital lease obligations or, in the case of such a special purpose or other entity becoming consolidated with us were required to be characterized as capital lease obligations upon such consolidation, in either case, due to a change in accounting treatment or otherwise, or (y) did not exist on the issue date and were required to be characterized as capital lease obligations but would not have been required to be treated as capital lease obligations on the issue date had they existed at that time. “Capital Lease Obligations” shall not include obligations relating to a lease that was (or would be) classified and accounted for by us and our subsidiaries as an operating lease under GAAP as in effect prior to the effectiveness of Accounting Standards Codification 842.
• We agree that for the period of time during which the Notes are outstanding, we will not declare any dividend (except a dividend payable in our stock), or declare any other distribution, upon a class of our capital stock, or purchase any such capital stock, that would cause our Net Consolidated Debt to Equity Ratio to be greater than 2 to 1 after giving effect to such declaration, distribution or purchase; provided that the foregoing shall not prohibit (i) any management fees or shared service payments owing to us from any subsidiary and (ii) any distributions to us or among our subsidiaries in respect of any income taxes owing by us or any subsidiary. For the avoidance of doubt, the indenture and the Notes will not restrict the Company’s payment of interest or principal on any indebtedness, including the Convertible Notes, or GECM’s payment of interest or principal on the Promissory Note.
• We agree that, if our Net Consolidated Debt to Equity Ratio is greater than 2 to 1 at the end of any calendar quarter, we will retain no less than 10% of our Excess Cash Flow as cash and cash equivalents until such time as our Net Consolidated Debt to Equity Ratio is less than 2 to 1 at the end of a calendar quarter. “Excess Cash Flow” means cash flow from operating activities minus (1) cash flow from investing activities and (2) principal payments on outstanding indebtedness.
Events of Default
The term “Event of Default” in respect of the Notes means any of the following:
• We do not pay the principal of any Note when due and payable at maturity;
• We do not pay interest on any Note when due and payable, and such default is not cured within 30 days of its due date;
• We remain in breach of any other covenant in respect of the Notes for 60 days after we receive a written notice of default stating we are in breach (the notice must be sent by either the Trustee or holders of at least 25% of the principal amount of the outstanding Notes (with a copy to the Trustee));
• We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur and remain undischarged or unstayed for a period of 90 days.

Use of Proceeds
We expect to use the net proceeds of this offering (i) to make investments in Monomoy REIT and/or (ii) for general corporate purposes, including making opportunistic investments, or refinancing subsidiary preferred stock or other indebtedness.
Further Issuances
Subject to certain limitations, we have the ability to issue additional debt securities under the indenture with terms different from the Notes and, without consent of the holders thereof, to reopen the Notes and issue additional Notes. If we issue additional debt securities, these additional debt securities could have a lien or other security interest that results in such debt securities being effectively senior to the Notes.
Global Clearance and Settlement Procedures
Interests in the Notes will trade in DTC’s Same Day Funds Settlement System, and any permitted secondary market trading activity in such Notes therefore will be required by DTC to be settled in immediately available funds. None of the Company, the Trustee, or the Paying Agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

RISK FACTORS
An investment in the Notes involves significant risks, including the risks described below and described under the section captioned “Risk Factors” contained in our Annual Report on Form 10-K for the year ended June 30, 2021, which are incorporated by reference in this prospectus in their entirety. Before you invest in the Notes, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included or incorporation by reference in this prospectus, before you decide whether to make an investment in the Notes. These are not the only risks we face. The risks described below, as well as additional risks and uncertainties presently unknown by us or currently not deemed significant, could negatively affect our business, financial condition, and results of operations, the value of the Notes, and our ability to perform our obligations under the Notes. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition, results of operations, and cash flows could be materially and adversely affected. In such case, the trading price of our securities could decline, and you may lose all or part of your investment.
Risk Factors Related to the Notes and the Offering
The Notes will be unsecured and therefore will be effectively subordinated to any secured indebtedness we may incur in the future.
The Notes will not be secured by any of our assets. As a result, the Notes are effectively subordinated to any secured indebtedness we may incur in the future (or any indebtedness that is initially unsecured to which we subsequently grant security) to the extent of the value of the assets securing such indebtedness. In any liquidation, dissolution, bankruptcy, or other similar proceeding, the holders of any of our existing or future secured indebtedness may assert rights against the assets pledged to secure that indebtedness in order to receive full payment of their indebtedness before the assets may be used to pay other creditors, including the holders of the Notes.
The Notes will be structurally subordinated to the indebtedness and other liabilities of any current or future subsidiary of ours.
The Notes are obligations exclusively of Great Elm Group, Inc. The Notes are not required to be guaranteed by any current subsidiaries or subsidiaries we may acquire or create in the future. If we acquire or create any subsidiaries in the future, except to the extent we are a creditor with recognized claims against such subsidiaries, all claims of creditors of such subsidiaries will have priority over our equity interests in such subsidiaries (and therefore the claims of our creditors, including holders of the Notes) with respect to the assets of such subsidiaries. Even if we are recognized as a creditor of one or more of our subsidiaries, our claims would still be effectively subordinated to any security interests in the assets of any such subsidiary and to any indebtedness or other liabilities of any such subsidiary senior to our claims. Consequently, the Notes will be structurally subordinated to all indebtedness and other liabilities of any subsidiaries currently existing, including the DME Revolver and Promissory Note, or that we may in the future acquire or establish.
The indenture under which the Notes will be issued contains limited protection for holders of the Notes.
The indenture under which the Notes will be issued offers limited protection to holders of the Notes. The terms of the indenture and the Notes do not restrict our ability to engage in, or otherwise be a party to, a variety of corporate transactions, circumstances, or events that could have an adverse impact on your investment in the Notes. The indenture and the Notes will not place any restrictions on our ability to:
•
issue securities or otherwise incur additional indebtedness or other obligations, including (1) any indebtedness or other obligations that would be equal in right of payment to the Notes and (2) any indebtedness or other obligations that would be secured and therefore rank effectively senior in right of payment to the Notes to the extent of the values of the assets securing such debt, in each case, other than an incurrence of indebtedness or other obligation that would cause our Debt to Equity Ratio to be greater than 2 to 1;

•	sell assets (other than certain limited restrictions on our ability to consolidate, merge, or sell all or substantially all of our assets);

•	enter into transactions with affiliates; or
•	create liens or enter into sale and leaseback transactions.
In addition, the indenture will not require us to offer to purchase the Notes in connection with a change of control or any other event.
Furthermore, the terms of the indenture and the Notes do not protect holders of the Notes if we experience changes (including significant adverse changes) in our financial condition, results of operations, or credit ratings, as they do not require that we adhere to any financial tests or ratios or specified levels of net worth, revenues, income, cash flow, or liquidity other than as described under “Description of the Notes—Events of Default.” Any such changes could affect the terms of the Notes.
Our ability to recapitalize, incur additional debt, and take a number of other actions that are not limited by the terms of the Notes may have important consequences for you as a holder of the Notes, including making it more difficult for us to satisfy our obligations with respect to the Notes or negatively affecting the trading value of the Notes. Other debt we issue or incur in the future could contain more protections for its holders than the indenture and the Notes, including additional covenants and events of default. The indenture under which the Notes will be issued does not contain cross-default provisions. The issuance or incurrence of any such debt with incremental protections could affect the market for and trading levels and prices of the Notes.
An active trading market for the Notes may not develop, which could limit the market price of the Notes or your ability to sell them.
The Notes are a new issue of debt securities for which there currently is no trading market. We intend to list the Notes on Nasdaq within 30 days of the original issue date under the symbol “GEGGL.” We cannot assure you that the Notes will be listed or that an active trading market will develop for the Notes or that you will be able to sell your Notes. If the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price depending on prevailing interest rates, the market for similar securities, our credit ratings, general economic conditions, our financial condition, performance, and prospects, and other factors. Certain of the underwriters have advised us that they intend to make a market in the Notes, but they are not obligated to do so. The underwriters may discontinue any market-making in the Notes at any time at their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the Notes, that you will be able to sell your Notes at a particular time, or that the price you receive when you sell will be favorable. To the extent an active trading market does not develop, the liquidity and trading price for the Notes may be harmed. Accordingly, you may be required to bear the financial risk of an investment in the Notes for an indefinite period of time.
A downgrade, suspension, or withdrawal of the credit rating assigned by a rating agency to us or our securities, if any, could cause the liquidity or market value of the Notes to decline significantly.
Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the Notes. These credit ratings may not reflect the potential impact of risks relating to the structure or marketing of the Notes. Credit ratings are not a recommendation to buy, sell, or hold any security, and they may be revised or withdrawn at any time by the issuing organization in its sole discretion. Neither we nor any underwriter undertakes any obligation to maintain our credit ratings or to advise holders of Notes of any changes in our credit ratings. Private rating agencies may rate the Notes. An explanation of the significance of ratings may be obtained from any such rating agency. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies, and assumptions, as they deem appropriate. Neither we nor any underwriter undertakes any obligation to maintain our credit ratings or to advise holders of Notes of any changes in our credit ratings. There can be no assurance that our credit ratings will remain the same for any given period of time or that such credit ratings will not be lowered or withdrawn entirely by the rating agency if in their judgment future circumstances relating to the basis of the credit ratings, such as adverse changes in our company, so warrant.
The optional redemption provision may materially adversely affect your return on the Notes.
The Notes are redeemable in whole or in part upon certain conditions at any time or from time to time at our option on or after June 30, 2024. We may choose to redeem the Notes at times when prevailing interest rates are lower than the interest rate paid on the Notes. In this circumstance, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the Notes being redeemed.

Our redemption right also may adversely impact your ability to sell the Notes as the optional redemption date or period approaches.
An increase in market interest rates could result in a decrease in the market value of the Notes.
The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future, which could have an adverse effect on the market prices of the Notes. In general, as market interest rates rise, debt securities bearing interest at fixed rates of interest decline in value. Consequently, if you purchase Notes bearing interest at fixed rates and market interest rates increase, the market values of those Notes may decline. We cannot predict the future level of market interest rates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and certain information incorporated herein by reference, contain forward-looking statements under the Private Securities Litigation Reform Act of 1995. Such statements often include words such as “may,” “will,” “should,” “believe,” “expect,” “seek,” “anticipate,” “intend,” “estimate,” “plan,” “target,” “project,” “forecast,” “envision” and other similar phrases. Although we believe the assumptions and expectations reflected in these forward-looking statements are reasonable, these assumptions and expectations may not prove to be correct and we may not achieve the financial results or benefits anticipated. These forward-looking statements are not guarantees of actual results. Our actual results may differ materially from those suggested in the forward-looking statements. These forward-looking statements involve a number of risks and uncertainties, some of which are beyond our control, including, without limitation:
•	the ability of GECM to profitably manage GECC;
•	the dividend rate that GECC will pay;
•	the results of our durable medical equipment and investment management businesses;
•	our ability to raise capital to fund our business plan;
•	our ability to make acquisitions and manage any businesses we may acquire;
•	conditions in the equity capital markets and debt capital markets as well as the economy generally, including interest rate volatility and inflationary pressures;
•	our ability to maintain the security of electronic and other confidential information;
•	serious disruptions and catastrophic events, including the impact of the novel coronavirus (COVID-19) pandemic on the global economy;
•	the impact of on-going or worsening supply chain challenges;
•
competition, mostly from larger, well-financed organizations (both domestic and foreign), including operating companies, global asset managers, investment banks, commercial banks, and private equity funds;

•	outcomes of litigation and proceedings and the availability of insurance, indemnification and other third-party coverage of any losses suffered in connection therewith;
•	maintaining our contractual arrangements and relationships with third parties;
•	compliance with laws, regulations and orders;
•
the ability of GECM to profitably manage private Great Elm SPAC Opportunity Fund, LLC, a privately-held fund with a focus on investments in special purpose acquisition companies that we manage through our investment management business;

•	changes in laws and regulations governing our operations; and
•	other factors described in our Annual Report on Form 10-K for the fiscal year ended June 30, 2021 under “Risk Factors” or as set forth from time to time in our SEC filings.
These forward-looking statements speak only as of the date of this prospectus and we do not undertake to update or revise them as more information becomes available. You are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS
The net proceeds of the offering are estimated to be approximately $23.6 million (or approximately $27.2 million if the underwriters exercise their over-allotment option in full) after deducting the underwriting discount and commissions and estimated offering expenses of approximately $638,000 payable by us.
We expect to use the net proceeds of this offering (i) to make investments in Monomoy REIT and/or (ii) for general corporate purposes, including making opportunistic investments or refinancing subsidiary preferred stock or other indebtedness.

CAPITALIZATION
The following table sets forth our capitalization as of March 31, 2022:
•	On an actual basis; and
•
On an as adjusted basis to give effect to the $25,000,000 aggregate principal amount of the Notes at a public offering price of $25.00 per Note, after deducting the underwriting discount and commissions of approximately $781,250 and estimated offering expenses of approximately $638,000 payable by us.

This table should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto incorporated by reference in this prospectus.
Dollar amounts in thousands (except per share amounts)	Actual as of March 31, 2022	As Adjusted(1)
	(Unaudited)
Cash and cash equivalents(2)	$22,746	$46,326
DME Revolver(3)	—	—
Convertible notes (face value $35,205, including $16,637 held by related parties)	34,278	34,278
Notes offered hereby	—	25,000
Stockholders’ equity:
Common stock, $0.001 par value; 350,000,000 shares authorized and 27,464,767 shares issued and 26,963,203 outstanding	27	27
Preferred stock, $ 0.001 par value; 5,000,000 authorized and zero outstanding	—	—
Additional paid-in capital	3,309,704	3,309,704
Accumulated deficit	(3,274,750)	(3,274,750)
Total stockholders’ equity	$44,718	$44,718
(1)	Excludes up to $3.75 million in aggregate principal amount of Notes issuable by us upon exercise of the underwriters’ over-allotment option.
(2)
Subsequent to March 31, 2022, cash and cash equivalents decreased $11.8 million as a result of (a) utilizing $12.5 million to subscribe for 1,000,000 shares in the GECC Rights Offering and $7.5 million to invest in Monomoy REIT and (b) the return of $8.2 million from Great Elm SPAC Opportunity Fund, LLC, a privately-held fund with a focus on investments in special purpose acquisition companies that we manage through our investment management business.

(3)
We assumed a revolving line of credit under the DME Revolver in the acquisition of the durable medical equipment businesses in 2018. The DME Revolver allows for borrowings up to $10 million. There were no borrowings outstanding under the DME Revolver as of the date of this prospectus.

DESCRIPTION OF THE NOTES
The Notes will be issued under a base indenture and a first supplemental indenture thereto, each to be dated June 9, 2022, between us and American Stock Transfer & Trust Company, LLC, as trustee. We refer to the indenture, as supplemented by the first supplemental indenture as the “indenture” and to American Stock Transfer & Trust Company, LLC as the “Trustee.” The Notes are governed by the indenture. The indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended. The Trustee has two main roles. First, the Trustee can enforce your rights against us if we default. There are some limitations on the extent to which the Trustee acts on your behalf, described in the second paragraph under “—Events of Default—Remedies if an Event of Default Occurs.” Second, the Trustee performs certain administrative duties for us with respect to the Notes.
This section includes a description of the material terms of the Notes and the indenture. Because this section is a summary, however, it does not describe every aspect of the Notes and the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the Notes. The indenture has been attached as an exhibit to the registration statement of which this prospectus is a part and filed with the SEC. See “Where You Can Find More Information” for information on how to obtain a copy of the indenture.
General
The Notes will mature on June 30, 2027. The principal payable at maturity will be 100% of the aggregate principal amount. The interest rate of the Notes is 7.25% per year, and interest will be paid every March 31, June 30, September 30 and December 31, beginning June 30, 2022, and the regular record dates for interest payments will be every March 15, June 15, September 15 and December 15 commencing June 15, 2022. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment. The initial interest period will be the period from and including June 9, 2022, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.
We will issue the Notes in minimum denominations of $25 and integral multiples of $25 in excess thereof. The Notes will not be subject to any sinking fund and holders of the Notes will not have the option to have the Notes repaid prior to the stated maturity date.
The indenture contains a covenant limiting the amount of debt we may incur if our debt to equity ratio would exceed 2 to 1, but the indenture does not otherwise limit the amount of debt (including secured debt) that may be issued by us or our subsidiaries under the indenture or otherwise. See “—Covenants” below. Other than restrictions described under “—Merger, Consolidation or Sale of Assets” below, the indenture does not contain any covenants or other provisions designed to afford holders of the Notes protection in the event of a highly leveraged transaction involving us or if our credit rating declines as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect your investment in us.
We may, without the consent of the holders of the Notes, issue additional notes under the indenture with the same terms (except for the issue date, public offering price, and if applicable, the initial interest payment date) and with the same CUSIP numbers as the Notes offered hereby in an unlimited aggregate principal amount; provided that such additional notes must be treated as part of the same issue as the Notes offered hereby for federal income tax purposes.
Covenants
In addition to standard covenants relating to payment of principal and interest, maintaining an office where payments may be made or securities can be surrendered for payment and related matters, the following covenants will apply to the Notes:
•
If, at any time, we are not subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act to file any periodic reports with the SEC, we agree to furnish to holders of the Notes and the trustee, for the period of time during which the Notes are outstanding, our audited annual consolidated financial statements, within 90 days of our fiscal year end, and unaudited interim consolidated financial statements, within 45 days of our fiscal quarter end (other than our fourth fiscal quarter). All such financial statements will be prepared, in all material respects, in accordance with accounting principles generally accepted in the United States.
•
We agree that, while the Notes are outstanding, we will not incur additional indebtedness (other than Permitted Indebtedness), that would cause our Net Consolidated Debt to Equity Ratio, after such incurrence and pro forma for any equity issued in connection with such incurrence to be greater than 2 to 1.

○
“Net Consolidated Debt to Equity Ratio” means the ratio of Net Consolidated Debt to total shareholders’ equity, in each case as shown on our consolidated balance sheet as of the last day of the most recent fiscal quarter.

○
“Net Consolidated Debt” means, without duplication, (a) the aggregate principal amount of outstanding indebtedness for borrowed money of us and our subsidiaries (excluding Forest Investments, Inc. and its subsidiaries), plus (b) Capital Lease Obligations we and/or our subsidiaries (excluding Forest Investments, Inc. and its subsidiaries) may have outstanding, minus (c) the aggregate amount of cash and cash equivalents of us and our subsidiaries (excluding cash proceeds of any proposed incurrence of indebtedness). “Net Consolidated Debt” shall not include (1) any indebtedness owing to us by any subsidiary or any indebtedness owing to any subsidiary by us or another subsidiary, (2) indemnification or guaranty obligations arising in the ordinary course of business, (3) indemnification obligations, deferred purchase price, earnouts or similar obligations under contracts for purchase and sale and (4) any indebtedness that is contractually or structurally subordinated in right of payment to the Notes (clauses (1) to (4), collectively, “Permitted Indebtedness”).

○
“Capital Lease Obligations” means the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP. The obligations of us or any subsidiaries we may acquire or establish in the future, or of a future special purpose or other entity not consolidated with us, will not be Capital Lease Obligations if they (x) initially were not included on our consolidated balance sheet as capital lease obligations and were subsequently characterized as capital lease obligations or, in the case of such a special purpose or other entity becoming consolidated with us were required to be characterized as capital lease obligations upon such consolidation, in either case, due to a change in accounting treatment or otherwise, or (y) did not exist on the issue date and were required to be characterized as capital lease obligations but would not have been required to be treated as capital lease obligations on the issue date had they existed at that time. “Capital Lease Obligations” shall not include obligations relating to a lease that was (or would be) classified and accounted for by us and our subsidiaries as an operating lease under GAAP as in effect prior to the effectiveness of Accounting Standards Codification 842.

•
We agree that for the period of time during which the Notes are outstanding, we will not declare any dividend (except a dividend payable in our stock), or declare any other distribution, upon a class of our capital stock, or purchase any such capital stock, that would cause our Net Consolidated Debt to Equity Ratio to be greater than 2 to 1 after giving effect to such declaration, distribution or purchase; provided that the foregoing shall not prohibit (i) any management fees or shared service payments owing to us from any subsidiary and (ii) any distributions to us or among our subsidiaries in respect of any income taxes owing by us or any subsidiary. For the avoidance of doubt, the indenture and the Notes will not restrict the Company’s payment of interest or principal on any indebtedness, including the Convertible Notes, or GECM’s payment of interest or principal on the Promissory Note.

•
We agree that, if our Net Consolidated Debt to Equity Ratio is greater than 2 to 1 at the end of any calendar quarter, we will retain no less than 10% of our Excess Cash Flows as cash and cash equivalents until such time as our Net Consolidated Debt to Equity Ratio is less than 2 to 1 at the end of a calendar quarter. “Excess Cash Flow” means cash flow from operating activities minus (1) cash flow from investing activities and (2) principal payments on outstanding indebtedness.

Optional Redemption
The Notes may be redeemed in whole or in part at any time or from time to time at our option on or after June 30, 2024, upon not less than 15 days nor more than 60 days written notice prior to the date fixed for redemption thereof, at a redemption price equal to 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest payments otherwise payable for the then-current quarterly interest period accrued to the date fixed for redemption.
You may be prevented from exchanging or transferring the Notes when they are subject to redemption. In case any Notes are to be redeemed in part only, the redemption notice will provide that, upon surrender of such Note, you will receive, without a charge, a new Note or Notes of authorized denominations representing the principal amount of your remaining unredeemed Notes.
If we redeem only some of the Notes, the Trustee or, with respect to global securities, DTC, will determine the method for selection of the particular Notes to be redeemed, in accordance with the indenture and in accordance with the rules of any national securities exchange or quotation system on which the Notes are listed. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the Notes called for redemption.
Global Securities
Each Note will be issued in book-entry form and represented by a global security that we deposit with and register in the name of DTC, New York, New York, or its nominee. A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all the Notes represented by a global security, and investors will be permitted to own only beneficial interests in a global security. For more information about these arrangements, see “—Book-Entry Procedures” below.
Termination of a Global Security
If a global security is terminated for any reason, interests in it will be exchanged for certificates in non-book-entry form (certificated securities). After that exchange, the choice of whether to hold the certificated Notes directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders.
Conversion and Exchange
The Notes are not convertible into or exchangeable for other securities.
Payment and Paying Agents
We will pay interest to the person listed in the Trustee’s records as the owner of the Notes at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the Notes on the interest due date. That day, usually about two weeks in advance of the interest due date, is called the “record date.” Because we will pay all the interest for an interest period to the holders on the record date, holders buying and selling the Notes must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the Notes to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period. This prorated interest amount is called “accrued interest.”
Payments on Global Securities
We will make payments on the Notes so long as they are represented by a global security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants, as described under “—Book-Entry Procedures.”

Payments on Certificated Securities
In the event the Notes become represented by certificated securities, we will make payments on the Notes as follows. We will pay interest that is due on an interest payment date to the holder of the Notes as shown on the Trustee’s records as of the close of business on the regular record date at our office in Waltham, Massachusetts. We will make all payments of principal and premium, if any, by check at the office of the Trustee in New York, New York and/or at other offices that may be specified or a notice to holders against surrender of the Note.
Alternatively, at our option, we may pay any cash interest that becomes due on the Notes by mailing a check to the holder at his, her or its address shown on the Trustee’s records as of the close of business on the regular record date or by transfer to an account at a bank in the United States, in either case, on the due date.
Payment When Offices Are Closed
If any payment is due on the Notes on a day that is not a business day, we will make the payment on the next day that is a business day. Payments made on the next business day in this situation will be treated under the indenture as if they were made on the original due date. Such payment will not result in a default under the Notes or the indenture, and no interest will accrue on the payment amount from the original due date to the next day that is a business day.
Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on the Notes.
Events of Default
You will have rights if an Event of Default occurs with respect to the Notes and the Event of Default is not cured, as described later in this subsection.
The term “Event of Default” with respect to the Notes means any of the following:
•	We do not pay the principal of any Note when due and payable;
•	We do not pay interest on any Note when due, and such default is not cured within 30 days.
•
We remain in breach of any other covenant with respect to the Notes for 60 days after we receive a written notice of default stating we are in breach. The notice must be sent by either the Trustee or holders of at least 25% of the principal amount of the Notes.

•
We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur and, in the case of certain orders or decrees entered against us under any bankruptcy law, such order or decree remains undischarged or unstayed for a period of 90 days.

An Event of Default for the Notes does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture. The Trustee may withhold notice to the holders of the Notes of any default, except in the payment of principal or interest, if it in good faith considers the withholding of notice to be in the best interests of the holders.
Remedies if an Event of Default Occurs
If an Event of Default has occurred and has not been cured, the Trustee or the holders of at least 25% in principal amount of the Notes may declare the entire principal amount of all the Notes to be due and immediately payable. If an Event of Default referred to in the last bullet point above with respect to us has occurred, the entire principal amount of all the Notes will automatically become due and immediately payable. This is called a declaration of acceleration of maturity. In certain circumstances, a declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the Notes if (1) we have deposited with the Trustee all amounts due and owing with respect to the Notes (other than principal that has become due solely by reason of such acceleration) and certain other amounts, and (2) any other Events of Default have been cured or waived.
Except in cases of default, where the Trustee has some special duties, the Trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the Trustee protection reasonably satisfactory to it from expenses and liability (called an “indemnity”). If reasonable indemnity is provided, the holders of a majority in principal amount of the Notes may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the Trustee. The Trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.
Before you are allowed to bypass the Trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the Notes, the following must occur:
•	You must give the trustee written notice that an Event of Default has occurred with respect to the Notes and remains uncured.
•
The holders of at least 25% in principal amount of all the Notes must make a written request that the Trustee take action because of the default and must offer reasonable indemnity to the Trustee against the cost and other liabilities of taking that action.

•	The Trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity.
•	The holders of a majority in principal amount of the Notes must not have given the Trustee a direction inconsistent with the above notice during that 60-day period.
However, you are entitled at any time to bring a lawsuit for the payment of money due on your Notes on or after the due date.
Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the Trustee and how to declare or cancel an acceleration of maturity.
Each year, we will furnish to the Trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the Notes, or else specifying any default.
Waiver of Default
Holders of a majority in principal amount of the Notes may waive any past defaults other than a default:
•	in the payment of principal or interest; or
•	in respect of a covenant that cannot be modified or amended without the consent of each holder of the Notes.
Merger, Consolidation or Sale of Assets
Under the terms of the indenture, we are generally permitted to consolidate or merge with another entity. We are also permitted to sell all or substantially all of our assets to another entity. However, we may not take any of these actions unless all the following conditions are met:
•	Where we merge out of existence or convey or transfer substantially all of our assets, the resulting entity must agree to be legally responsible for our obligations under the Notes;
•
The merger or sale of assets must not cause a default on the Notes and we must not already be in default (unless the merger or sale would cure the default). For purposes of this no-default test, a default would include an Event of Default that has occurred and has not been cured, as described under “Events of Default” above. A default for this purpose would also include any event that would be an Event of Default if the requirements for giving us a notice of default or our default having to exist for a specified period of time were disregarded; and

•	We must deliver certain certificates and documents to the Trustee.
Modification or Waiver
There are three types of changes we can make to the indenture and the Notes issued thereunder.

Changes Requiring Your Approval
First, there are changes that we cannot make to the Notes without approval from each affected holder. The following is a list of those types of changes:
•	change the stated maturity of the principal of or interest on the Notes;
•	reduce any amounts due on the Notes;
•	reduce the amount of principal payable upon acceleration of the maturity of the Notes following a default;
•	change the place or currency of payment on the Notes;
•	impair your right to sue for payment;
•	reduce the percentage of holders of Notes whose consent is needed to modify or amend the indenture; and
•	reduce the percentage of holders of Notes whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults.
Changes Not Requiring Approval
The second type of change does not require any vote by the holders of the Notes. This type is limited to clarifications and certain other changes that would not adversely affect holders of the Notes in any material respect.
Changes Requiring Majority Approval
Any other change to the indenture and the Notes would require the following approval:
•	If the change affects only the Notes, it must be approved by the holders of a majority in principal amount of the Notes.
•
If the change affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

The holders of a majority in principal amount of all of the series of debt securities issued under an indenture, voting together as one class for this purpose, may waive our compliance with some of our covenants in that indenture. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under “—Changes Requiring Your Approval.”
Further Details Concerning Voting
When taking a vote, we will use the following rules to decide how much principal to attribute to a debt security (including the Notes):
Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described below under “—Defeasance—Full Defeasance.”
We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding indenture securities that are entitled to vote or take other action under the indenture. If we set a record date for a vote or other action to be taken by holders of one or more series, that vote or action may be taken only by persons who are holders of outstanding indenture securities of those series on the record date and must be taken within eleven months following the record date.
Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.
Defeasance
The following defeasance provisions will be applicable to the Notes. “Defeasance” means that, by depositing with a trustee an amount of cash and/or government securities sufficient to pay all principal and interest, if any, on the Notes when due and satisfying any additional conditions noted below, we will be deemed to have been discharged from our obligations under the Notes. In the event of a “covenant defeasance,” upon depositing such funds and satisfying similar conditions discussed below we would be released from certain covenants under the indenture relating to the Notes. The consequences to the holders of the Notes would be that, while they would no longer benefit from certain covenants under the indenture, and while the Notes could not be accelerated for any reason, the holders of Notes nonetheless would be guaranteed to receive the principal and interest owed to them.
Covenant Defeasance
Under current U.S. federal tax law, we can make the deposit described below and be released from some of the restrictive covenants in the indenture under which the particular series was issued. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay your debt securities. If applicable, you also would be released from the subordination provisions described under “—Indenture Provisions—Ranking” below. In order to achieve covenant defeasance, we must do the following:
•
Since the Notes are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of the Notes a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Notes on their due dates.

•
We must deliver to the Trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing you to be taxed on the Notes any differently than if we did not make the deposit and just repaid the Notes ourselves at maturity.

•	Defeasance must not result in a breach or violation of, or result in a default under, the indenture or any of our other material agreements or instruments.
•
No default or Event of Default with respect to the Notes shall have occurred and be continuing and no defaults or Events of Default related to bankruptcy, insolvency or reorganization shall occur during the next 90 days.

•
We must deliver to the Trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the Investment Company Act and a legal opinion and officers’ certificate stating that all conditions precedent to covenant defeasance have been complied with.

If we accomplish covenant defeasance, you can still look to us for repayment of the Notes if there were a shortfall in the trust deposit or the Trustee is prevented from making payment. For example, if one of the remaining Events of Default occurred (such as our bankruptcy) and the Notes became immediately due and payable, there might be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.
Full Defeasance
If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the Notes of a particular series (called “full defeasance”) if the following conditions are satisfied in order for you to be repaid:
•
Since the Notes are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of the Notes a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Notes on their various due dates.

•
We must deliver to the Trustee a legal opinion confirming that there has been a change in current U.S. federal tax law or an IRS ruling that allows us to make the above deposit without causing you to be taxed on the Notes any differently than if we did not make the deposit and just repaid the Notes ourselves at maturity. Under current U.S. federal tax law, such a legal opinion could not be provided as the deposit and our legal release from the Notes would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for the Notes and you would recognize a gain or loss on the Notes at the time of the deposit, which would generally cause you to be taxed differently with respect to the Notes than if we had not made the deposit.
•
We must deliver to the Trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the Investment Company Act and a legal opinion and officers’ certificate stating that all conditions precedent to defeasance have been complied with.

•	Defeasance must not result in a breach or violation of, or constitute a default under, the indenture or any of our other material agreements or instruments.
•
No default or Event of Default with respect to the Notes shall have occurred and be continuing and no defaults or Events of Default related to bankruptcy, insolvency or reorganization shall occur during the next 90 days.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the Notes. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. If your Notes were subordinated as described later under “—Indenture Provisions—Ranking,” such subordination would not prevent the Trustee under the indenture from applying the funds available to it from the deposit referred to in the first bullet of the preceding paragraph to the payment of amounts due in respect of such Notes for the benefit of the subordinated debtholders.
Form, Exchange and Transfer of Certificated Registered Securities
If registered Notes cease to be issued in book-entry form, they will be issued:
•	only in fully registered certificated form;
•	without interest coupons; and
•	unless we indicate otherwise, in denominations of $25 and amounts that are multiples of $25.
Holders may exchange their certificated securities for Notes of smaller denominations or combined into fewer Notes of larger denominations, as long as the total principal amount is not changed and as long as the denomination is equal to or greater than $25.
Holders may exchange or transfer their certificated securities at the office of the Trustee. We have appointed the Trustee to act as our agent for registering Notes in the names of holders transferring Notes. We may appoint another entity to perform these functions or perform them ourselves.
Holders will not be required to pay a service charge to transfer or exchange their certificated securities, but they may be required to bear any taxes (including withholding taxes) and pay any other governmental charges associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.
We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.
If any certificated securities of a particular series are redeemable and we redeem less than all the debt securities of that series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we provide the notice of redemption and ending on the day of that notice, in order to freeze the list of holders to prepare the notice. We may also refuse to register transfers or exchanges of any certificated securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.
If a registered debt security is issued in book-entry form, only the depositary will be entitled to transfer and exchange the debt security as described in this subsection, since it will be the sole holder of the debt security.
Concerning the Trustee
We will appoint the Trustee as registrar and paying agent under the indenture.

Resignation of Trustee
The Trustee may resign or be removed with respect to the Notes provided that a successor trustee is appointed to act with respect to the Notes. In the event that two or more persons are acting as trustee with respect to different series of indenture securities under the indenture, each of the trustees will be a trustee of a trust separate and apart from the trust administered by any other trustee.
Indenture Provisions—Ranking
The Notes will be our direct unsecured obligations and will rank:
•	pari passu, or equal, with our existing and future unsecured indebtedness, including the Convertible Notes;
•	senior to our common stock and any of our future indebtedness that expressly provides it is subordinated to the Notes;
•
effectively subordinated to all of our existing and future secured indebtedness (including indebtedness that is initially unsecured to which we subsequently grant security), to the extent of the value of the assets securing such indebtedness; and

•	structurally subordinated to the DME Revolver, the Promissory Note and any future indebtedness and other obligations of any of our current and future subsidiaries.
Effective subordination means that in any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of any of our existing or future secured indebtedness and the secured indebtedness of our subsidiaries may assert rights against the assets pledged to secure that indebtedness in order to receive full payment of their indebtedness before the assets may be used to pay other creditors. Structural subordination means that creditors of a parent entity are subordinate to creditors of a subsidiary entity with respect to the subsidiary’s assets.
Book-Entry Procedures
The Notes will be represented by global securities that will be deposited and registered in the name of DTC or its nominee. This means that, except in limited circumstances, you will not receive certificates for the Notes. Beneficial interests in the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the Notes through either DTC, if they are a participant, or indirectly through organizations that are participants in DTC.
The Notes will be issued as fully registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC, and will be deposited with DTC. Interests in the Notes will trade in DTC’s Same Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. None of us, the Trustee or the Paying Agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity, corporate and municipal debt issues, and money market instruments from over 100 countries that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”).
DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has a Standard & Poor’s rating of AA+. The DTC Rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.
Purchases of the Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC’s records. The ownership interest of each actual purchaser of each security, or the “Beneficial Owner,” is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Notes, except in the event that use of the book-entry system for the Notes is discontinued.
To facilitate subsequent transfers, all Notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of the Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not affect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts the Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.
Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
Redemption notices shall be sent to DTC. If less than all of the Notes within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.
Redemption proceeds, distributions, and interest payments on the Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the Trustee on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC nor its nominee, the Trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and interest payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or the Trustee, but disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.
DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to us or to the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, certificates are required to be printed and delivered. We may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, certificates will be printed and delivered to DTC.
The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

DESCRIPTION OF OTHER INDEBTEDNESS AND SECURITIES
Convertible Notes
On February 26, 2020, we issued the Convertible Notes. As of March 31, 2022, the total principal balance of Convertible Notes outstanding was $35.2 million, including cumulative interest paid-in-kind. The Convertible Notes are held by a consortium of investors, including $16.6 million issued to certain related parties.
The Convertible Notes accrue interest at 5.0% per annum, payable semiannually in arrears on June 30 and December 31, in cash or in kind at our option. The Convertible Notes will mature on February 26, 2030, unless earlier converted or repurchased.
Each $1,000 principal amount of the Convertible Notes are convertible into 288.0018 shares of our common stock, subject to the terms therein, prior to maturity at the option of the holder. The Company may, subject to compliance with the terms of the Convertible Notes, effect the conversion of some or all of the Convertible Notes into shares of common stock, subject to certain liquidity and pricing requirements, as specified in the Convertible Notes.
We are party to a registration rights agreement, which provides holders of the Convertible Notes with customary registration rights with respect to the registration of the shares of common stock issuable upon conversion of the Convertible Notes.
ICAM Promissory Note
In connection with GECM’s acquisition of Monomoy REIT on May 4, 2022, GECM entered into a promissory note with ICAM in an aggregate principal amount of approximately $6.3 million, which bears interest at 6.5% per annum (the “Promissory Note”). The Promissory Note is due August 4, 2023, but may be extended by GECM for an additional nine months, subject to certain conditions. The Promissory Note may be prepaid at any time, in whole or in part, at GECM’s option with cash, shares of GECC Common Stock held by us or newly issued shares of our common stock.
Preferred Stock
In connection with the Reorganization, Great Elm Healthcare, LLC issued 10,090 shares of Series A-1 Preferred Stock and 34,010 shares of Series A-2 Preferred Stock (together, the “Preferred Stock”), each with a face value of $1,000 per share. The Preferred Stock provides for a 9% annual dividend, which is payable quarterly. The Preferred Stock is mandatorily redeemable by the Company on December 29, 2027, or earlier subject to certain redemption events.
Forest Investments, Inc. holds 80.1% of the outstanding Series A-1 Preferred Stock and each of Corbel Capital Partners SBIC, L.P. and Valley Healthcare Group, LLC holds 9.95% of the outstanding Series A-1 Preferred Stock. Forest Investments, Inc. holds 100% of the outstanding Series A-2 Preferred Stock.
We may use a portion of the net proceeds from this offering to refinance the Preferred Stock.
DME Revolver
We assumed a revolving line of credit under the DME Revolver in the acquisition of our durable medical equipment businesses in 2018. There were no borrowings outstanding under the DME Revolver at March 31, 2022. The DME Revolver allows for borrowings up to $10 million, subject to a fixed percentage of qualifying accounts receivables and inventories related to the durable medical equipment business operations. Borrowings under the line of credit are due on November 29, 2022 and accrue interest at a variable rate of the prime rate plus 0.4% per annum. At March 31, 2022, the interest rate was 3.9%. Interest is payable monthly in arrears. The DME Revolver is secured by all of the assets of the durable medical equipment business and we are required to meet certain financial covenants. We have the option to prepay the borrowings without any penalty.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of the Notes. It is not a complete analysis of all the potential tax considerations relating to the Notes. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” the Treasury regulations promulgated under the Code (including proposed and temporary regulations), administrative rulings and pronouncements and judicial decisions, all as in effect on the date of this prospectus. These authorities may be changed, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. No ruling from the Internal Revenue Service, or “IRS,” or opinion of counsel has or will be sought with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position than as described below concerning the tax considerations of the purchase, ownership or disposition of the Notes.
This summary is limited to beneficial owners of the Notes that purchase the Notes upon their initial issuance at their “issue price” (generally, the first price at which a substantial amount of the Notes are sold for cash to investors (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity as underwriters, placement agents or wholesalers)) and that will hold the Notes as “capital assets” within the meaning of section 1221 of the Code. This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction or non-income tax considerations. In addition, this discussion does not address all tax considerations that may be applicable to holders’ particular circumstances (including the effect of section 451(b) of the Code relating to conforming the timing of income accruals to financial statements) or to holders that may be subject to special tax rules, such as, for example:
•	holders subject to the alternative minimum tax;
•	banks, insurance companies, or other financial institutions;
•	regulated investment companies;
•	real estate investment trusts;
•	tax-exempt organizations;
•	brokers and dealers in securities or commodities;
•	certain former citizens or long-term residents of the United States;
•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•	U.S. Holders (as defined below) whose functional currency is not the United States dollar;
•	persons that will hold the Notes as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction;
•	persons deemed to sell the Notes under the constructive sale provisions of the Code;
•	controlled foreign corporations and passive foreign investment companies and their shareholders; and
•	entities or arrangements classified as partnerships for United States federal income tax purposes or other pass-through entities, or investors in such entities.
If an entity or arrangement classified as a partnership for United States federal income tax purposes holds Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. if you are a partner of a partnership that will hold Notes, you are urged to consult your tax advisor regarding the tax consequences relating to the acquisition, ownership and disposition of the Notes.
This summary of certain United States federal income tax considerations is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of United States federal income tax laws to your particular situation as well as any tax considerations arising under other United States federal tax laws (such as the estate or gift tax laws) or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable income tax treaty.

Consequences to U.S. Holders
The following discussion is a summary of certain United States federal income tax consequences that will apply to you if you are a “U.S. Holder” of the Notes. A “U.S. Holder” means a beneficial owner of a Note that is or is treated as, for United States federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•	a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate the income of which is subject to United States federal income taxation regardless of its source; or
•
a trust (1) if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Payments of interest
Stated interest on the Notes will be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for United States federal income tax purposes. It is expected, and this discussion assumes, that the Notes will be issued with less than a de minimis amount of original issue discount for U.S. federal income tax purposes.
Sale or other taxable disposition of Notes
Upon the sale, exchange, redemption, retirement or other taxable disposition of a Note, you will generally recognize taxable gain or loss equal to the difference between the amount realized on such disposition (except to the extent any amount realized is attributable to accrued but unpaid interest, which, if not previously included in income, will be treated as interest as described above) and your adjusted tax basis in the Note. Your adjusted tax basis in a Note generally will be your cost for the Note, decreased by the amount of any payments, other than qualified stated interest payments, received with respect to such Note. Gain or loss recognized on the disposition of a Note generally will be capital gain or loss, and will be long-term capital gain or loss if , at the time of such disposition, your holding period for the Note is more than twelve months. Long-term capital gains of non-corporate taxpayers are generally eligible for preferential rates of taxation. The deductibility of capital losses is subject to certain limitations.
Surtax on net investment income
Certain U.S. Holders who are individuals, estates or trusts will be subject to a 3.8% surtax on the lesser of (i) the U.S. Holder’s “net investment income” for the relevant taxable year (or undistributed net investment income in the case of an estate or trust) and (ii) the excess of the U.S. Holder’s modified adjusted gross income (or adjusted gross income, in the case of an estate or trust) for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally will include its gross interest income and its net gains from the disposition of the Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). You are urged to consult your own tax advisor regarding the applicability of this surtax to your income and gains in respect of your investment in the Notes.
Information reporting and backup withholding
In general, information reporting requirements will apply to payments of interest and the proceeds of certain sales and other taxable dispositions (including retirements or redemptions) of Notes unless you are an exempt recipient. Backup withholding (currently at a rate of 24%) will apply to such payments if you fail to provide your taxpayer identification number or certification of exempt status, have been notified by the IRS that payments to you are subject to backup withholding or if you otherwise fail to comply with the applicable backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that you furnish the required information to the IRS on a timely basis.
Consequences to Non-U.S. Holders
The following discussion is a summary of certain United States federal income tax consequences that will apply to you if you are a “Non-U.S. Holder” of the Notes. You are a “Non-U.S. Holder” if you are a beneficial owner of a Note and you are neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.
Payments of interest
Subject to the discussions of backup withholding and the Foreign Account Tax Compliance Act, or “FATCA,” below, payments of interest on the Notes to you generally will be exempt from United States federal income tax and withholding tax under the “portfolio interest” exemption if you properly certify as to your foreign status (as described below) and:
•	you do not conduct a trade or business within the United States to which the interest income is effectively connected;
•	you are not a “10-percent shareholder” of us within the meaning of Section 871(h)(3)(B) of the Code;
•	you are not a “controlled foreign corporation” that is related to us through stock ownership; and
•	you are not a bank that receives such interest in a transaction described in section 881(c)(3)(A) of the Code.
The portfolio interest exemption generally applies only if you appropriately certify as to your foreign status. You can generally meet this certification requirement by providing a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or successor form to us, our paying agent or other relevant withholding agent certifying under penalty of perjury that you are not a United States person. Special rules apply to foreign partnerships, estates and trusts and other intermediaries, and in certain circumstances certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS.
If you cannot satisfy the requirements described above for the portfolio interest exemption, payments of interest made to you on the Notes will be subject to 30% withholding of United States federal income tax, unless you provide the relevant withholding agent either (1) a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or successor form) establishing an exemption from (or a reduction of ) withholding under an applicable income tax treaty or (2) a properly executed IRS Form W-8ECI (or successor form) certifying that interest paid on the Note is not subject to withholding tax because the interest is effectively connected with your conduct of a trade or business in the United States (as discussed below under “—Income or gain effectively connected with a United States trade or business”).
Sale or other taxable disposition of Notes
Subject to the discussions of backup withholding and FATCA below, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale, exchange, redemption, retirement or other taxable disposition of a Note unless:
•
the gain is effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to your permanent establishment in the United States); or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.
If you realize gain described in the first bullet point, see “—Income or gain effectively connected with a United States trade or business” below. if you are described in the second bullet point, you will generally be subject to United States federal income tax at a rate of 30% on the amount by which your capital gains derived from United States sources, including gain from such disposition, exceed any capital losses allocable to United States sources, except as otherwise provided by an applicable income tax treaty.

To the extent that the amount realized on a sale, redemption, exchange, retirement or other taxable disposition of the Notes is attributable to accrued but unpaid interest on the Notes, this amount generally will be treated in the same manner as described in “—Payments of interest” above.
Income or gain effectively connected with a United States trade or business
If you are engaged in the conduct of a trade or business in the United States and interest on a Note or gain recognized from the sale, exchange, redemption, retirement or other taxable disposition of a Note is effectively connected with the conduct of that trade or business, you generally will be subject to United States federal income tax (but not the surtax on net investment income described above or the 30% United States federal withholding tax on interest if certain certification requirements are satisfied) on that interest and gain on a net income basis in the same manner as if you were a United States person as defined under the Code. You can generally certify that income is effectively connected with the conduct of a trade or business in the United States by providing a properly executed IRS Form W-8ECI (or successor form) to the appropriate withholding agent. if you are eligible for the benefits of an income tax treaty between the United States and your country of residence, any effectively connected income or gain generally will be subject to United States federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by you in the United States. In addition, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% (or a lower applicable income tax treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.
Information reporting and backup withholding
Generally, information returns will be filed with the IRS in connection with payments to a Non-U.S. Holder of interest on the Notes and, in certain cases, proceeds from the sale or other taxable disposition (including a retirement or redemption) of the Notes. Copies of the information returns reporting such payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.
You may be subject to backup withholding of tax on payments of interest and, depending on the circumstances, the proceeds of a sale or other taxable disposition (including a retirement or redemption) unless you comply with certain certification procedures to establish that you are not a United States person or you are otherwise exempt from backup withholding. The certification procedures required to claim an exemption from withholding of tax on interest described above generally will satisfy the certification requirements necessary to avoid backup withholding as well.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that you furnish the required information to the IRS on a timely basis. You are urged to consult your own tax advisor regarding the application of backup withholding rules in your particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.
FATCA
Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance issued thereunder, which we refer to as “FATCA,” impose a 30% withholding tax on any U.S.-source interest paid on debt obligations, such as the Notes, and, subject to the proposed Treasury regulations discussed below, on the gross proceeds from a disposition of such obligations, in each case, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), including when acting as an intermediary, unless: (i) in the case of a foreign financial institution, such institution enters into an agreement with the IRS to withhold on certain payments, and to collect and provide to the IRS information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with United States owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the withholding agent with a certification identifying its direct and indirect substantial United States owners; or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Additionally, in order to be treated as FATCA compliant, a holder must provide certain documentation (usually an IRS Form W-8BEN or W-8BEN-E) containing information about its identity, its FATCA status and, if required, its direct and indirect U.S. owners. The IRS has issued proposed Treasury regulations that permit us and any other applicable withholding agent not to withhold on payments of gross proceeds under FATCA (though withholding on payments of interest is still required). Pursuant to the preamble to these proposed Treasury regulations, the issuer and any withholding agent may (but are not required to) rely on this proposed change to FATCA withholding until final regulations are issued or until such proposed Treasury regulations are rescinded. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States with respect to these rules may be subject to different rules. We will not pay any additional amounts to holders in respect of any amounts withheld, including amounts withheld pursuant to FATCA. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. The rules under FATCA are complex and subject to change. If you hold the Notes through a non-U.S. intermediary or if you are a Non-U.S. Holder, you are encouraged to consult with your own tax advisor regarding the implications of FATCA on an investment in the Notes.
The discussion of U.S. federal income tax considerations set forth above is included for general information only and is not tax advice. Prospective purchasers of the Notes are urged to consult their own tax advisors with respect to the particular tax consequences to them of the purchase, ownership and disposition of Notes, including the tax consequences under U.S. federal, state, local, foreign and other tax laws and the possible effects of changes in applicable tax laws.

UNDERWRITING
Subject to the terms and conditions set forth in an underwriting agreement dated June 7, 2022 between us and Oppenheimer & Co. Inc., acting as the representative of the underwriters of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of Notes set forth opposite its name below.
Underwriters	Principal Amount of Notes
Oppenheimer & Co. Inc.	$2,853,025
B. Riley Securities, Inc.	7,816,875
Janney Montgomery Scott LLC	7,770,450
Ladenburg Thalmann & Co. Inc.	6,559,650
Total	$25,000,000
Oppenheimer & Co. Inc., B. Riley Securities, Inc., Janney Montgomery Scott LLC and Ladenburg Thalmann & Co. Inc. are acting as book-running managers of this offering.
The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the Notes if any of these Notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the Notes, subject to their acceptance of the Notes from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Expenses
The underwriters have advised us that they propose to offer the Notes to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at a price less a concession not in excess of $0.50 per Note. The underwriters may allow, and the dealers may reallow, a discount from the concession not in excess of $0.28125 per Note to certain broker dealers. After the public offering price, concessions and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.
The following table shows the public offering price, the underwriting discounts and commissions that we are to pay to the underwriters and the proceeds, before expenses, to us in connection with this offering (expressed as a percentage of the principal amount of the Notes). The information assumes either no exercise or full exercise of the underwriters’ over-allotment option.
	Per Note	Without Over- Allotment Option	With Over- Allotment Option
Public offering price	$25.00	$25,000,000	$28,750,000
Underwriting discount and commissions (3.125% of public offering price)	$0.78125	$781,250	$898,437
Proceeds (before expenses)	$24.21875	$24,218,750	$27,851,563
We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $638,000, which includes legal, accounting, trustee and printing costs and various other fees associated with the registration and listing.

Determination of Offering Price
Prior to the offering, there has not been a public market for the Notes. Consequently, the public offering price for the Notes will be determined by negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.
We and the underwriters offer no assurances that the public offering price will correspond to the price at which the Notes will trade in the public market subsequent to the offering or that an active trading market for the Notes will develop and continue after the offering.
Listing
We intend to list the Notes on Nasdaq. We expect trading in the Notes on Nasdaq to begin within 30 days after the original issue date under the trading symbol “GEGGL.”
Certain of the underwriters have advised us that they currently intend to make a market in the Notes. However, the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.
Over-Allotment Option
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional $3,750,000 aggregate principal amount of the Notes at the public offering price set forth on the cover of this prospectus less underwriting discounts and commissions solely to cover over-allotments, if any. If the underwriters exercise this option, each will be obligated, subject to the specified conditions, to purchase an additional aggregate principal amount of Notes proportionate to that underwriter’s initial principal amount reflected in the table above.
No Sales of Similar Securities
Subject to certain exceptions, we have agreed not to directly or indirectly, offer, pledge, sell, contract to sell, grant any option for the sale of, or otherwise transfer or dispose of any debt securities issued by the Company or any securities convertible into or exercisable or exchangeable for debt securities issued by the Company for a period of 90 days after the date of this prospectus without first obtaining the written consent of Oppenheimer & Co. Inc. This consent may be given at any time without public notice.
Stabilization
The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in transactions including over-allotment, covering transactions and stabilizing transactions, which may have the effect of stabilizing or maintaining the market price of the Notes at a level above that which might otherwise prevail in the open market. Over-allotment involves syndicate sales of securities in excess of the aggregate principal amount of securities to be purchased by the underwriters in the offering, which creates a short position for the underwriters. Covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover short positions.
A stabilizing bid is a bid for the purchase of Notes on behalf of the underwriters for the purpose of fixing or maintaining the price of the Notes. A syndicate covering transaction is the bid for or the purchase of Notes on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Notes or preventing or retarding a decline in the market price of our Notes. As a result, the price of our Notes may be higher than the price that might otherwise exist in the open market.
The underwriters may also impose a penalty bid. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member

Neither we, nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.
Electronic Distribution
A prospectus in electronic format may be made available by email or on the web sites or through online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a limited principal amount of the Notes for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters or selling group members is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters and should not be relied on by investors.
Other Relationships
Certain of the underwriters and their affiliates have provided in the past and may provide from time to time in the future in the ordinary course of their business certain commercial banking, financial advisory, investment banking and other services to us, our portfolio companies or our affiliates for which they have received or will be entitled to receive separate fees. In particular, the underwriters or their affiliates may execute transactions with us, on behalf of us, any of our portfolio companies or our affiliates. In addition, the underwriters or their affiliates may act as arrangers, underwriters, or placement agents for companies whose securities are sold to or whose loans are syndicated to us or our affiliates. The underwriters or their affiliates may also trade in our securities or other financial instruments related thereto for their own accounts or for the account of others and may extend loans or financing directly or through derivative transactions to us or our affiliates.
After the date of this prospectus, the underwriters and their affiliates may from time to time obtain information regarding us that may not be available to the general public. Any such information is obtained by the underwriters and their affiliates in the ordinary course of their business and not in connection with the offering of the Notes. In addition, after the offering period for the sale of the Notes, the underwriters or their affiliates may develop analyses or opinions related to us and may engage in competitive activities. There is no obligation on behalf of these parties to disclose their respective analyses, opinions, or purchase and sale activities regarding us to our noteholders or any other persons.
In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters and their affiliates that may have a lending relationship with us may routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions that consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such short positions could adversely affect future trading prices of the Notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Other Jurisdictions
The Notes offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Notes be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restriction relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Notes offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS
Certain legal matters with respect to the Notes offered hereby will be passed upon for us by Jones Day, New York, NY. Certain legal matters in connection with this offering will be passed upon for the underwriters by Kirkland & Ellis LLP, Washington, DC.
EXPERTS
The audited financial statements of Great Elm Group, Inc. incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.
The consolidated financial statements of GECC as of December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021, incorporated by reference in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such consolidated financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1, together with all amendments and related exhibits, under the Securities Act, with respect to the Notes offered by this prospectus. The registration statement contains additional information about us and the Notes being offered by this prospectus.
We file annual, quarterly, and current reports, proxy statements, and other information about us with the SEC. You may also obtain free copies of our annual and quarterly reports and make stockholder inquiries by contacting us at Great Elm Group, Inc., 800 South Street, Suite 230, Waltham, Massachusetts 02453 or by calling us at (617) 375-3006. We maintain a website at www.greatelmcap.com and we make all of our annual, quarterly, and current reports, proxy statements, and other publicly filed information, and all information incorporated by reference herein, available on or through such website free of charge. Information on our website is not incorporated or a part of this prospectus. The SEC also maintains a website at http://www.sec.gov where such information is available without charge.

INCORPORATION BY REFERENCE
We are incorporating by reference into this prospectus information that we have previously filed with the SEC. This means that we can disclose important information to you by referring you to the documents containing that information and that such information will be regarded as an important part of this prospectus.
We incorporate by reference the information contained in the documents listed below (other than information that is deemed not to be filed):
•	Annual Report on Form 10-K for the fiscal year ended June 30, 2021 (filed September 21, 2021);
•
Portions of our Definitive Proxy Statement on Schedule 14A (filed on October 8, 2021), incorporated by reference into Part III of our Annual Report on Form 10-K for the fiscal year ended June 30, 2021;

•	Quarterly Reports on Form 10-Q for the quarters ended September 30, 2021, December 31, 2021 and March 31, 2022 (filed November 12, 2021, February 10, 2022 and May 5, 2022, respectively); and
•	Current Reports on Form 8-K filed on November 17, 2021, May 5, 2022, May 5, 2022 and May 25, 2022.
All documents filed pursuant to Section 13(a), 13(c) 14 or 15(d) of the Exchange Act, subsequent to the date of the filing of this prospectus and prior to the termination of the offering, shall be deemed to be incorporated by reference in this prospectus. Notwithstanding the foregoing, unless specifically stated to the contrary, documents or portions thereof containing information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01, are not incorporated by reference in this prospectus.
We will also provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any and all of the documents that have been incorporated by reference, upon written or oral request at no charge. You should direct requests for documents by writing or calling us at the following postal address or phone number:
Investor Relations
Great Elm Group, Inc.
800 South Street, Suite 230
Waltham, Massachusetts 02453
(617) 375-3006
Our Annual Report on Form 10-K and other reports and documents incorporated by reference herein may also be found in the “Investor Information” section of our website at www.greatelmcap.com. Our website and the information contained in it or connected to it shall not be deemed to be incorporated into this prospectus or any registration statement of which it forms a part. The SEC also maintains a website at www.sec.gov where such information is available without charge.

$25,000,000
Great Elm Group, Inc.
7.25% Notes due 2027
PROSPECTUS
Oppenheimer & Co.	B. Riley Securities	Janney Montgomery Scott	Ladenburg Thalmann
June 7, 2022